FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable
July 28, 2014

Table of Contents

Item

1.	Press Release dated July 26, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: July 28, 2014	By:	/s/ Ms. Shanthi Venkatesan
Name: Ms. Shanthi Venkatesan
Title: Deputy General Manager

News Release	July 26, 2014

ICICI Bank Limited (NYSE: IBN) filed its annual report in Form 20-F for the year ended March 31, 2014 (FY2014) on July 25, 2014, as required by United States securities regulations. The Form 20-F annual report includes the Bank’s consolidated financial statements under Indian GAAP and a reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders’ equity under U.S. GAAP, approved by the Audit Committee of the Board.

The consolidated profit after tax for FY2014 under Indian GAAP was Rs. 11,041 crore (US$ 1,840 million) and the net income under U.S. GAAP was Rs. 10,142 crore (US$ 1,690 million). Stockholders’ equity as per U.S. GAAP was Rs. 80,188 crore (US$ 13.4 billion) at March 31, 2014 compared to the consolidated net worth as per Indian GAAP of Rs. 76,430 crore (US$ 12.7 billion).

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the SEC, ICICI Bank files annual report in Form 20-F with the SEC as required by US securities laws and regulations. These regulations require that this annual report include financial statements prepared according to a comprehensive body of accounting principles with reconciliation to generally accepted accounting principles in the United States (U.S. GAAP). When ICICI Bank first listed its securities in the United States in 2000, generally accepted accounting principles in India (Indian GAAP) were not considered a comprehensive body of accounting principles under US laws and regulations. Accordingly, ICICI Bank had included U.S. GAAP financial statements in its annual reports in Form 20-F till fiscal year ended March 31, 2005. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting standards. Accordingly, from fiscal year ended March 31, 2006 onwards ICICI Bank includes in its annual report in Form 20-F, consolidated financial statements according to Indian GAAP, with a reconciliation of profit after tax and net worth to net income and stockholders' equity under U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

It may be noted that there are significant differences in the basis of accounting between U.S. GAAP and Indian GAAP primarily relating to determination of allowance for loan losses, amortization of fees and costs, accounting for securities and derivatives, accounting for securitizations, accounting for business combinations, compensation cost, deferred tax and consolidation.

Copies of the Form 20-F are available from the United States Securities and Exchange Commission (SEC) website www.sec.gov or via a direct link to the SEC website at "About Us/Investor Relations/SEC Filings" page of ICICI Bank's website:

(http://www.sec.gov/Archives/edgar/data/1103838/000095010314005167/dp47952_20f.htm)

Shareholders may obtain a copy of the complete audited financial statements free of charge by writing to Senior General Manager (Legal) & Company Secretary, ICICI Bank Limited, ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 or sending an e-mail to companysecretary@icicibank.com, with details of their shareholding and mailing address.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or e-mail: ganguli.sujit@icicibank.com.

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or Rakesh Mookim at 91-22-2653 6114 or email at ir@icicibank.com.

1 crore = 10.0 million.
US$ amounts represent convenience translations at US$1= Rs. 60.00.

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